UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

QORUS.COM, INC.

(Exact Name of Registrant as Specified in Its Charter)

0-27551

(Commission File Number)

Florida (State of Incorporation)	65-0358792 (I.R.S. Employer Identification No.)

2700 Patriot Boulevard

Suite 150

Glenview, IL 60025

(Address of Principal Executive Offices)

(847) 832–0077

(Registrant’s Telephone Number, Including Area Code)

QORUS.COM, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

QORUS.COM, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on June 9, 2004, of the outstanding shares of common stock, $.001 par value, of Qorus.com, Inc., a Florida corporation (the “Company”), in connection with the purchase and sale of certain shares of common stock of the Company pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of June 10, 2004, by and among Keating Reverse Merger Fund, LLC, a Delaware limited liability company, the Company, Thurston Interests, LLC, a Delaware limited liability company, and certain other shareholders of the Company. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

The Purchase Agreement provides that the Company’s current directors and officers shall resign effective as of the Closing Date (as defined in the Purchase Agreement) and that the Company shall appoint Kevin R. Keating as the sole director, President, Treasurer and Secretary of the Company. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors and officers so as to enable Mr. Keating to be appointed as a director and officer in accordance with the Purchase Agreement. The existing directors and officers have indicated their intent to resign on the Closing Date.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

PROPOSED CHANGE IN CONTROL TRANSACTION

On June 10, 2004, the Company entered into the Purchase Agreement, which provides that, on the Closing Date, certain shareholders of the Company will sell 8,856,064 shares of the common stock of the Company, representing approximately 56.4% of the outstanding shares of common stock of the Company, to Keating Reverse Merger Fund, LLC.

The closing of the Purchase Agreement is contingent on several factors, including but not limited to the delivery of various closing deliveries and certificates, the resignation of the Company’s existing officers and directors and the expiration of the ten day period after mailing of this Information Statement to the Company’s shareholders.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of common stock entitles the holder thereof to one vote. As of June 9, 2004, there were 15,697,405 shares of the Company’s common stock outstanding.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions and ages of the Company’s current executive officers and directors. All of the Company’s directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Name	Age	Position	Held Since
Patrick J. Haynes, III	55	Chief Executive Officer; Director	1999
Robert T. Isham, Jr.	51	Director	1999
Thomas C. Ratchford	55	Chief Financial Officer	2000

Patrick J. Haynes, III, Chief Executive Officer and Director, is the co-founder and Senior Managing Director of Thurston Group, Inc., a private merchant bank in Chicago. Mr. Haynes has held his position with Thurston Group, Inc. since 1988. In 1992, Mr. Haynes founded e.spire Communications (formerly American Communications) and held the position of President until 1993. Mr. Haynes currently serves as Chairman of Billing Services Group, LLC, a position he has held since 2003. Mr. Haynes also serves as Chairman and Chief Executive Officer of Avery Holdings, LLC, previously known as Avery Communications, Inc.

Robert T. Isham, Jr., Director, is Executive Vice President of Billing Services Group, LLC. He is also a Managing Director of the Thurston Group, Inc., a private merchant bank in Chicago, a position he has held since 1997. From 1993 to 1996, Mr. Isham ran his own commercial law practice, concentrating on bankruptcy, workout, debtor-creditor relations and futures, commodities and securities law. Previously, he was a partner at McDermott, Will & Emery in Chicago.

Thomas C. Ratchford, Chief Financial Officer, joined the Company in October 2000. Prior to joining the Company, Mr. Ratchford was the Director of Finance for the Highway Safety Division of Avery Dennison Corporation from 1999 to 2000. From 1993 to 1999, Mr. Ratchford was the Chief Financial Officer of Stimsonite Corporation, a publicly held manufacturer of highway safety products, which was purchased by Avery Dennison Corporation in 1999. From 2001 to May 2004, Mr. Ratchford was the Chief Financial Officer of Avery Holdings, LLC, previously known as Avery Communications, Inc. Since December 2003, Mr. Ratchford has served as Controller of ACI Billing Services, Inc., a subsidiary of Billing Services Group.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a “listed company” under Securities and Exchange Commission (“SEC”) rules and is therefore not required to have an audit committee comprised of independent directors. The Company does not currently have an audit committee; however, for certain purposes of the rules and regulations of the SEC, the Company’s board of directors is deemed to be its audit committee. The Company’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Company does not have a standing compensation or nominating committee or committees performing similar functions because it has no meaningful operations and only two employees. The Company determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur on the Closing Date. Previously, nominations were determined by the members of the then existing Board of Directors.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth the compensation awarded by the Company for the fiscal years ended December 31, 2001, 2002 and 2003 to the Company’s named executive officers. We did not pay any compensation to any director during 2002 or 2003.

Name and Principal Position	Year	Annual Compensation/ Salary		Long Term Compensation/ Securities Underlying Options	All Other Compensation
Patrick J. Haynes, III(1) Chief Executive Officer	2003 2002 2001		None None None	None None None	—
Thomas C. Ratchford(2) Chief Financial Officer	2003 2002 2001	$	None None 122,500	None None None	—

(1)	Mr. Haynes became Chief Executive Officer effective March 15, 2001.
(2)	Mr. Ratchford became Chief Financial Officer in October 2000. We discontinued payment of compensation to Mr. Ratchford when our assets were sold on November 20, 2001.

There were no new option grants to any of the Company’s named executive officers during the fiscal year ended December 31, 2003, and no options were exercised by any named executive officers during the fiscal year ended December 31, 2003.

NEW DIRECTOR AND OFFICER

The Purchase Agreement provides that, on the Closing Date, the current directors and officers of the Company shall resign and the Company shall appoint Kevin R. Keating as the sole director, President, Treasurer and Secretary. Mr. Keating has consented to serve in such capacities.

Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is 64 years old.

To the Company’s knowledge, neither Mr. Keating nor any of his affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein. To the Company’s knowledge, Mr. Keating is not currently a director of, nor does he hold any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have set forth in the following table certain information regarding our common stock beneficially owned on June 9, 2004 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At June 9, 2004, 15,697,405 shares of our common stock were outstanding.

Name of Beneficial Owner	Amount of Beneficial Ownership		Percent of Beneficial Ownership
Patrick J. Haynes, III 2700 Patriot Boulevard, Suite 150 Glenview, IL 60025	9,016,317	(1)	57.3%

Thurston Interests, LLC 2700 Patriot Boulevard, Suite 150 Glenview, IL 60025	8,966,317	(2)	57.1%

Thomson Kernaghan & Co., Ltd. 120 Adelaide Street West, Suite 1600 Toronto, Ontario M5H 1T1	1,300,000		8.3%

Robert T. Isham, Jr. 2700 Patriot Boulevard, Suite 150 Glenview, IL 60025	541,845	(3)	3.4%

All Executive Officers and Directors as a group	9,099,190	(4)	57.6%

(1)	Includes 8,488,712 shares held of record by Thurston Interests, LLC, 18,633 shares held of record by Haynes Interests, LLC, 89,682 shares held of record by Thurston Capital, LLC, 259,037 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Partners II, Ltd., 5,000 shares held of record by Customer Care & Technology Holdings, Inc. and 50,000 shares issuable pursuant to stock options exercisable within 60 days.
(2)	Includes 18,633 shares held of record by Haynes Interests, LLC, 89,682 shares held of record by Thurston Capital, LLC, 259,037 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Partners II, Ltd. and 5,000 shares held of record by Customer Care & Technology Holdings, Inc.
(3)	Includes 89,682 shares held of record by Thurston Capital, LLC, 259,037 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Partners II, Ltd., 5,000 shares held of record by Customer Care & Technology Holdings, Inc., 32,873 shares held of record by Robert T. Isham, Jr. Trust and 50,000 shares issuable pursuant to stock options exercisable within 60 days.
(4)	Includes 100,000 shares issuable pursuant to stock options exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Between March 2000 and December 2003, we have obtained substantially all of our funding from Thurston Interests, LLC, Apex Investment Fund III, Apex Strategic Partners, Thurston Communications Corporation, Customer Care & Technology Holdings, Inc. and Avery Holdings, LLC. In the aggregate, such parties have advanced approximately $9.0 million during that period. In exchange for the cash, we issued convertible and non-convertible notes with interest rates between 6.6% and 12.0%. In connection with substantially all of such loans, each of the parties was given an entitlement to purchase shares of our common stock, at a price of $0.01 per share, for each $1.00 advanced. In October 2003, we cancelled 275,000 shares of common stock previously issued to Customer Care & Technology Holdings, Inc. (“CCT”) when CCT indicated that it did not have the financial resources to pay $2,750 owed under a subscription note receivable.

On November 20, 2001, we sold substantially all of our assets to a wholly owned subsidiary of Avery Communications, Inc. (“Avery”). At the time of the transaction, Messrs. Haynes and Isham were directors of Avery. Mr. Haynes was also Chief Executive Officer of Avery at the time of the transaction. Mr. Ratchford became a director and was named Chief Financial Officer of Avery in January 2002. Mr. Haynes controlled approximately 54% of the stock of Avery at the time of the transaction.

In March 2002, we agreed to cancel Avery’s commitment to pay us, for a period of five years, five percent of the net after-tax income, if any, generated by the business assets acquired from us in November 2001 (see preceding paragraph), in exchange for Avery’s cash payment of $100,000, return of 3,010,000 shares of common stock and cancellation of unexercised options under which Avery had a right to purchase up to 1,066,500 shares of our common stock at a price of $0.01 each. At the time of the transaction, Messrs. Haynes, Isham and Ratchford were directors of Avery.

In connection with the Purchase Agreement, we entered into a Release and Settlement Agreement with Thurston Interests, LLC whereby the debt we owe to Thurston Interests, LLC is being reduced by approximately 72%.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the knowledge of the Company, based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 2003, all officers, directors, and 10% stockholders complied with all applicable Section 16(a) filing requirements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Chicago, Illinois on the 10th day of June 2004.

QORUS.COM, INC.

By:	/s/ PATRICK J. HAYNES, III
Patrick J. Haynes, III Chief Executive Officer